SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of September 2002

TOP IMAGE SYSTEMS LTD.

(translation of registrant's name into English)

2 HaBarzel Street
Ramat Hahayal, Israel 69710
(address of principal executive offices)

Indicate by check mark whether the registrant files or with file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____/____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ______ No ___/__

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated September 4, 2002 regarding the Registrant's announcement of a new member of to its board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP IMAGE SYSTEMS LTD.

Date: September 4, 2002

By: ______________________
Ido Schechter
CEO

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Top Image Systems Welcomes New Director to its Board of Directors

Tel Aviv, Israel, September 4th, 2002 - Top Image Systems, Ltd., (NASDAQ: TISA), a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees today announced that Mr. Tom Lavey has joined the company's board of directors and has been elected chairman. Mr. Mendy Erad, the previous chairman, resigned from the board of directors.

Since February 2002 Mr. Lavey has served as Executive Vice President, Worldwide Field Operations of MS2, Inc, which provides product life cycle automation software. Prior to joining MS2, Mr. Lavey was senior vice president of worldwide operations at Extricity, which became part of Peregrine Systems and provided B2B relationship management software. Mr. Lavey also served as senior vice president at i2 Technologies and from 1994 through 1999 he served as vice president of application sales at Oracle Corporation. Earlier in his career, Mr. Lavey was president and CEO of Minx Software and executive vice president of ASK Computer Systems. Mr. Lavey has a bachelor's degree in mathematics from Penn State University and an M.B.A. from the University of Southern California.

Commenting on Mr. Lavey's appointment, Ido Schechter, Chief Executive Officer at Top Image Systems said: "I am pleased to welcome Tom Lavey to our board. Tom brings a wealth of experience in executive management positions in companies that focus on enterprise solutions. Complementing TiS' business strategy, Tom's guidance will be valuable in assisting us to achieve our strategic goals."

About Top Image Systems
Top Image Systems, Ltd. (TiS) is a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees. TiS' eFLOW Unified Content Platform is a common architecture for any content entering the enterprise, whether originating from mobile, electronic, paper, archive images or other sources. TiS solutions deliver the content to applications that drive the organization. TiS markets its products in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at http://www.topimagesystems.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company

and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

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